UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PAE Incorporated

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

69290Y109

(CUSIP Number)

John Holland

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA

90210 (310) 712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69290Y109	13D	Page 2 of 17 pages

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

CUSIP No. 69290Y109	13D	Page 3 of 17 pages

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 4 of 17 pages

1	Names of Reporting Persons Platinum Equity Investment Holdings III Manager, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 5 of 17 pages

1	Names of Reporting Persons Platinum Equity Investment Holdings III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 6 of 17 pages

1	Names of Reporting Persons Platinum Equity Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 7 of 17 pages

1	Names of Reporting Persons Platinum Equity Capital Shay Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 8 of 17 pages

1	Names of Reporting Persons Platinum Equity Capital Shay Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 9 of 17 pages

1	Names of Reporting Persons Platinum Equity Capital Partners-A III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 10 of 17 pages

1	Names of Reporting Persons Platinum Equity Capital Partners-B III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 11 of 17 pages

1	Names of Reporting Persons Platinum Equity Capital Partners-C III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 69290Y109	13D	Page 12 of 17 pages

1	Names of Reporting Persons PE Shay Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 69290Y109	13D	Page 13 of 17 pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 20, 2020 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A Common Stock (the “Common Stock”) of PAE Incorporated, a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

The Merger

On February 15, 2022 (the “Closing Date”), the Issuer completed the transactions contemplated by the agreement and plan of merger, dated as of October 25, 2021, by and among the Issuer, Amentum Government Services Holdings LLC (“Parent”), and Pinnacle Virginia Merger Sub Inc., a wholly owned indirect subsidiary of Parent (“Merger Sub”). On the Closing Date, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned indirect subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of Common Stock that was issued and outstanding as of immediately prior to the Effective Time, including the Common Stock held by PE Shay Holdings, LLC and Platinum Equity, LLC, was automatically cancelled, extinguished and converted into the right to receive an amount equal to $10.05 in cash per share, without interest and less any applicable withholding taxes (the “Per Share Consideration”).

Also at the Effective Time, each warrant exercisable for shares of Common Stock outstanding immediately prior to the Effective Time (the “Warrants”), including the Warrants held by Platinum Equity, LLC, automatically became a warrant of the Surviving Corporation and the exercise price of the Warrants was adjusted in accordance with the terms of the warrant agreement (the “Warrant Agreement”), dated as of September 6, 2018, by and between the Issuer and Continental Stock Transfer & Trust Company, as the warrant agent.

Following the Effective Time, no shares of Common Stock are purchasable pursuant to the Warrants and each holder of a Warrant, including Platinum Equity, LLC, is entitled to receive, upon proper exercise of such Warrant and the payment of the Warrant Price (as defined in the Warrant Agreement) in cash, the amount of $10.05 in cash per Warrant; provided that if any registered holder properly exercises a Warrant during the period beginning on February 15, 2022, and ending on (and including) March 17, 2022 (such period, the “Special Exercise Period”), the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (a) $11.50 (which constitutes the Warrant Price in effect on the trading day immediately prior to such reduction) minus (b)(i) $10.05 (which constitutes the Per Share Consideration) minus (ii) the applicable Black-Scholes Warrant Value (as defined in the Warrant Agreement), as calculated in accordance with the Warrant Agreement.

CUSIP No. 69290Y109	13D	Page 14 of 17 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 1 is being filed on behalf of the Reporting Persons to report that, as of February 15, 2022, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

(c)    Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)    None.

(e)    As of February 15, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 69290Y109	13D	Page 15 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2022

TOM GORES

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact

PLATINUM EQUITY, LLC

By:	/s/ Barbara Velasco
Name:	Barbara Velasco
Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

CUSIP No. 69290Y109	13D	Page 16 of 17 pages

PLATINUM EQUITY PARTNERS III, LLC
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PLATINUM EQUITY CAPITAL SHAY PARTNERS I, L.P.
By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PLATINUM EQUITY CAPITAL SHAY PARTNERS II, L.P.
By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PLATINUM EQUITY CAPITAL PARTNERS-A III, L.P.
By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PLATINUM EQUITY CAPITAL PARTNERS-B III, L.P.
By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

CUSIP No. 69290Y109	13D	Page 17 of 17 pages

PLATINUM EQUITY CAPITAL PARTNERS-C III, L.P.
By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PE SHAY HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Manager